Exhibit 16.1

March 23, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 23, 2021, of Assertio Holdings, Inc. and are in agreement with the statements contained in the paragraphs within section (a) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP